Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

NEWS RELEASE

BEAUFOR MINE EXPLORATION PROGRAM UPDATE

MONTREAL, Quebec, Canada, November 1, 2007 - Richmont Mines Inc. (AMEX-TSX: RIC) and Louvem Mines (TSX-Venture: LOV) today reported the current status and results of the ongoing exploration program at the Beaufor Mine located in northwestern Quebec.

Beaufor Mine (50% Richmont Mines – 50% Louvem Mines)

A $1.8 million exploration program is in progress at the Beaufor Mine to uncover potential new structures that may contain additional gold-bearing zones. In light of encouraging results, the initial 20,000 metre exploration program that started in January 2007 was expanded in the third quarter of 2007, and 25,000 metres of drilling are now expected to be completed by the end of 2007. As of September 30, 2007, a total of 18,848 metres of drilling were completed and $1.3 million invested in the exploration program. The exploration program was designed to test different areas within 600 metres of the main zones of the south part of the Beaufor Mine (areas 367,140 and W), the north part of the Beaufor Mine (Apophyse and Perron) and the down plunge of the Beaufor veins stacking. Of the 18,848 metres drilled, 8,569 metres were surface drilling while 10,279 metres were underground drilling. There were a total of 55 exploration drill holes.

The underground exploration uncovered five zones below the 20th Level of the mine with very good gold intercepts. These zones have the same mineralization type of the zones currently being mined. One of the five zones, the Q zone, was intercepted by six drill holes and has an extension of over 250 metres along the dip and over 150 metres along the strike and is open laterally in both directions and down dip. The thickness of the quartz tourmaline veins hosting the gold mineralization varies from 0.5 metre up to 4 metres, and are contained within a 1 to 13 metre-wide sheared diorite dyke. The sizes of the other four zones have not yet been defined. It is expected that ongoing drilling will provide more information in the fourth quarter of 2007.

Table 1 presents a non-exhaustive list of the most promising results of the underground drilling.

Beaufor Mine Exploration Program Update
November 1, 2007

TABLE 1 U/G EXPLORATION DRILLING RESULTS BEAUFOR MINE
Section	Hole	Elevation	From	Core	Grade	Grade	Grade
(m)	number	(m)*	(m)	Length	At cut	Cut at	cut at
	PR-UG			(m)**	100 g/t	68.50 g/t	34.25 g/t
					Au***	Au	Au
Q ZONE
1360 E	138-37	2221	382.5	1.2	10.31	10.31	10.31
1380 E	140-45	2225	326.0	1.6	13.71	13.71	13.71
	140-40	2181	348.0	1.6	31.37	21.54	10.83
1400 E	142-43	2201	341.3	2.0	13.15	13.15	7.62
1490 E	150-23	2138	399.0	2.1	14.37	14.37	9,91
	150-24	2060	462.4	4.7	ASSAYS PENDING
R2 ZONE
1490 E	150-23	2115	426.1	0.6	7.41	7.41	7.41
1490 E	150-24	Logging in progress
R1 ZONE
1490 E	150-23	2067	476.7	0.6	100.00	68.50	34.25
1490 E	150-24	Logging in progress
R ZONE
14 90 E	150-23	2048	497.1	0.5	4.52	4.52	4.52
	150-24	Logging in progress
S ZONE
1490 E	150-23	2012	534.8	1.8	43.74	30.30	15.62
1490 E	150-24	Logging in progress
* Surface elevation 3050 metres. ** True thickness is not known at this time. *** High gold values are cut to 100 g/t by ALS Chemex Laboratory.

The Beaufor Mine surface drilling program identified new veins between the surface and the 12th Level in the upper extension of the veins stacking. Zone 140, located between 100 and 160 metres above Level 12, returned an intersection of 7,88 g/t Au over 2 metres. Two additional holes were recently drilled to intercept this vein. Although results are not yet available, the presence of visible gold and favourable geology is compelling enough to initiate an underground exploration program to evaluate these new veins during the fourth quarter of 2007. Table 2 presents a non-exhaustive list of the most promising results of surface drilling.

Beaufor Mine Exploration Program Update
November 1, 2007

TABLE 2 SURFACE EXPLORATION DRILLING RESULTS BEAUFOR MINE
Section	Hole	Elevation	From	Core	Grade	Grade	Grade
(m)	number	(m)*	(m)	Length	At cut	Cut at	cut at
	PR-UG			(m)**	100 g/t	68.50 g/t	34.25 g/t
					Au***	Au	Au
140 ZONE
1390 E	140-48	2768	299.6	2.0	7.88	7.88	7.88
1400 E	140-49	2800	258.9	2.0	Assays Pending
		2799	262.4	1.1	Assays Pending
1490 E	149-08	Logging in progress
367 ZONE
1150 E	115-35	2980	100.6	2.5	15.66	15.66	10.56
367 H ZONE
1150 E	115-35	2984	96.4	0.6	41.80	41.80	34.25
367 F ZONE
1150 E	115-35	2977	106.7	0.9	24.58	24.58	24.58
PERRON
440 E	43-02	2894	195.9	1.9	11.49	11.49	11.49
	43-02	2857	244.1	0.5	15.35	15.35	15.35
550 E	55-01	2771	285.7	1.0	20.61	20.61	20.61
* Surface elevation 3050 metres. ** True thickness is not known at this time. *** High gold values are cut to 100 g/t by ALS Chemex Laboratory.

The exploration results obtained so far in 2007 are very promising and are confirming the overall potential of this asset. Since the first days production in the 1930’s, over 1,000,000 ounces of gold have been recovered from this property over different production periods. As previously reported, the Beaufor Mine should exceed its 2007 production target of 25,000 ounces of gold.

Martin Rivard	Jean-Guy Rivard
President and Chief Executive Officer	President and Chief Executive Officer
Richmont Mines Inc.	Louvem Mines Inc.

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost-effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com

About Louvem Mines Inc.

The Company has a 50% interest in the Beaufor Mine and owns interests in other exploration properties located near Val-d’Or, in Northwestern Quebec, Canada. Richmont Mines owns 70% of the outstanding shares of Louvem Mines.

More information on Louvem Mines can be found on its website at: www.louvem.com.

Beaufor Mine Exploration Program Update
November 1, 2007

National Instrument 43-101 (NI 43-101)

The exploration programs were conducted by qualified geologist as required by National Instrument 43-101, under the supervision of Mr. Jules Riopel, M.Sc. PGeo., MBA, Director Geology and Exploration, an employee of Richmont Mines Inc. The analyses were conducted at the ALS Chemex laboratory in Val d’Or, Quebec, by means of fire assay fusion on 30 grams of material with atomic absorption (AA) and gravimetric finish. Mr. Jules Riopel has reviewed the content of this news release.

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in and Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary note to U.S. investors concerning resource estimates
Resource estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this news release, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Tammy Swiatek
Investor Relations
Kei Advisors LLP
Phone:

716 843-3853

E-mail:

tswiatek@keiadvisors.com